UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong S.A.R.

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

As an issuer listed on the Hong Kong Stock Exchange, we are required to submit with The Stock Exchange of Hong Kong Limited a monthly return form in relation to the movements in our authorized share capital and issued shares (the “Monthly Return”) pursuant to Rule 13.25B of the Hong Kong Listing Rules. We are furnishing our Monthly Return in respect of September 2026 as Exhibit 99.1 of this Current Report on Form 6-K.

EXHIBITS

Exhibit 99.1 –Monthly Return with The Stock Exchange of Hong Kong Limited – Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: October 7, 2026	By:	/s/ Kevin Jinwei ZHANG
	Name:	Kevin Jinwei ZHANG
	Title:	Company Secretary

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